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             June 14, 2023

       Ralph Riehl
       Chief Executive Officer
       Metatron Apps, Inc.
       160 Greentree Dr.
       Dover, DE 19904

                                                        Re: Metatron Apps, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 8, 2023
                                                            CIK No, 0001607004

       Dear Ralph Riehl:

               Our initial review of your offering statement indicates that it fails to materially comply with the requirements of Regulation A and Form 1-A. More specifically, you did not include financial statements for the year ended December 31, 2022 as required by Part F/S (b)(3)(A) of
       Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jeff Kauten, Staff
       Attorney, at (202) 551-3447 with any questions.





             Sincerely,


             Division of Corporation Finance

             Office of Technology
       cc:                                              Donnell Suares